

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2015

Chad Swan
Chief Executive Officer
UAS Drone Corp.
420 Royal Palm Way, Suite 100
Palm Beach, FL 33480

> **Re: UAS Drone Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 29, 2015**
> **CIK No. 0001638911**

Dear Mr. Swan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 3. Please disclose the information pursuant to Item 201(a)(2)(ii) of Regulation S-K.

Prospectus Cover Page

2. We note your response to our prior comment 6. Please specify here and throughout the fixed price per share of the common stock offered by the selling stockholders until your shares are quoted on the OTCQB. In this regard, we note your disclosure that the "Selling Stockholders will sell their shares of common stock at such fixed prices as they may negotiate."

3. We note your response to prior comment 7. Please disclose the net proceeds to be received by selling stockholders assuming all shares are sold at the initial fixed offering price.

Use of Proceeds, page 15

4. We note your response to our prior comment 14. Please reconcile this section with your revised disclosure on page 23 so that investors understand how you intend to use the proceeds received under the various scenarios in this offering to implement the business plan discussed on page 23.

Executive Compensation, page 31

5. We note your response to our prior comment 19. Please revise your disclosure in the Outstanding Equity Awards at Fiscal Year-End to include all named executive officers for fiscal year 2014. In addition, we note your response to our prior comment 20. David Sweeny is not included in your summary compensation table on page 31. Please revise or advise.

Exhibit 5.1

6. We note your response to our prior comment 28 and reissue. Please have counsel provide its opinion regarding the secondary offering. In this regard, we note that counsel states that when "issued/sold . . . the Common stock *will be* legally issued, fully paid and non-assessable." (emphasis added). However, as the shares of common stock in the secondary offering will have already been issued, please have counsel provide an opinion that the shares of common stock in the secondary offering *are* legally issued, fully paid, and nonassessable.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.


Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor


cc: Branden T. Burningham, Esq.